SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES ITALIAN AGCM VISIT TO IT'S DUBLIN HQ

"Ryanair today (Friday, 8th March) received a visit at 12.30pm from a team from the Italian AGCM (competition authority) together with the Irish CCPC as part of an investigation in Italy into claims made by Italian OTAs and travel agencies about Ryanair's long running campaign to protect consumers from digital piracy and OTA overcharging.

Ryanair and its team are happy to fully cooperate with this investigation into its long running and increasingly successful campaign to prevent digital piracy and consumer overcharging by Italian OTAs.
In recent weeks a number of these OTAs have signed "approved" OTA distribution agreements with Ryanair under which they agreed to stop screen scraping the Ryanair.com website and to stop overcharging consumers with inflated air fares, inflated ancillary fees and invented fees for non-existent services.

The Milan Court of Appeal in Feb 2024 dismissed false claims by Italian OTAs that Ryanair was in breach of Italian competition law."

ENDS

For further information
please contact:                               Press Office
Ryanair DAC
T: +353-1-9451799
E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 March, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary